Exhibit 99.1

Itaú CorpBanca and Subsidiaries - As of and for the month ended April 30, 2016
The interim financial information of Itaú CorpBanca as of and for the month ended April 30, 2016 has been published on our website in accordance with Circular N° 18 of the Superintendency of Banks and Financial Institutions dated September 1st, 2008. The unaudited financial information included herein has been prepared in accordance with the generally accepted accounting principles in Chile and the regulations of the Superintendency of Banks and Financial Institutions.

CONDENSED CONSOLIDATED BALANCE SHEET
Ch$mn
Total Loans	21,592,959
Total Assets	30,419,884

Current accounts and demand deposits	5,193,424
Time deposits and savings accounts	11,943,741
Borrowings from financial institutions	2,310,106
Debt issued	4,874,684

Total Equity	3,464,829
Equity attributable to shareholders	3,178,521
Minority interest	286,308

CONDENSED CONSOLIDATED INCOME STATEMENT

Net operating profit before loan losses	164,532
Provisions for loan losses	(39,199)
Operating expenses	(108,127)
Operating income	(17,206)

Income from investments in other companies	57
Income before taxes	17,263
Income taxes	(3,515)
Net income	13,748

Net income attributable to shareholders	12,955
Minority interest	793

This financial information shall be considered provisional until the official figures are published by the Superintendency of Banks and Financial Institutions.

Juan Antonio Vargas Matta	Milton Maluhy Filho
Chief Accounting Officer	Chief Executive Officer